TRANSFER TECHNOLOGY INTL. CORP.
5501 54th Ave. North
St. Petersburg, FL, 33709
(727) 545-7800
E-mail: ctrina@ttinternationalcorp.com
October 19th, 2011
By Filing on EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-0404
Re: Transfer Technology International Corp.

I am CEO of the above referenced company and am in receipt of the
Staffs comment letterto the Company dated October 12, 2011.
The letter requests a response to its comments on or before
October 22, 2011.
Please be advised that the Company auditors and lawyers are
unable to give their immediate
 attention to the comments in your letter requiring their
assistance. We therefore request
that we be allowed an additional 10 business days beyond October 22, 2011, within which to respond to the comments.
 This would extend the comment response due date to November 9, 2011. Thank you for your consideration of this request.
Very truly yours
 /s/Christoph A. Trina
Christoph A. Trina